Exhibit 99.4

supplemental mailing list return card

TO:	Golden Star Resources Ltd.
2nd Floor
161 Brompton Road
Knightsbridge, London, United Kingdom
SW3 1QP

Attention: Investor Relations
E-mail: mstoner@gsr.com

The undersigned certifies that the undersigned is the owner of securities of Golden Star Resources Ltd. (the “Company”) and requests that the undersigned be placed on the Company’s Supplemental Mailing List in respect of the following:

Interim Financial Statements - Mark this box if you would like to receive the Company’s interim financial statements and accompanying management’s discussion and analysis by mail.	☐	Annual Financial Statements - Mark this box if you would like to receive the Company’s annual financial statements and accompanying management’s discussion and analysis by mail.	☐

Date:                                      , 2020

Signature
Name of shareholder (Please Print)
Mailing Address
City Postal Code
State or Province, Country
Name and title of person signing if different from name above (please print)

note:	If you wish to be included in the Company’s Supplemental Mailing List in order to receive its interim financial statements, please complete and return this card via e-mail to mstoner@gsr.com or alternatively to: Golden Star Resources Ltd., 2nd Floor, 161 Brompton Road, Knightsbridge, London, United Kingdom, SW3 1QP, Attention: Investor Relations.